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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

     Frederico                       Dominic               John
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   (Last)                            (First)              (Middle)

    Flagship #7
    11 Salt Kettle Road
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                                    (Street)

   Paget                             Bermuda             PG01
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   (City)                            (State)                (Zip)

_______________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

          10/10/99
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


_______________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Capital Re Corporation (NYSE: KRE)
_______________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X 1/ ]  10% Owner
     [ ]  Officer (give title below)           [     ]  Other (specify below)


           -------------------------------------------------
_______________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


_______________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [ ]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
===============================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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  Common Stock, par value $0.01
  per share                              0                           See footnote 1
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*   If the Form is filed by more than one  Reporting  Person,  see  Instruction
    5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

---------------------

1/ Mr. Frederico was elected to the Board of Directors of Capital Re Corporation ("Capital Re") pursuant to ACE Bermuda
   Insurance, Ltd.'s ("ACE Bermuda") exercise of its rights under the Stock Purchase Agreement, dated February 19, 1999 (as amended) between ACE Bermuda, a wholly owned subsidiary of ACE Limited ("ACE") and Capital Re.  The shares purchased by ACE
   Bermuda under the Stock Purchase Agreement are now held by ACE. Mr. Frederico is an executive officer of ACE.  ACE owns
   4,499,279 shares of Capital Re, which represents 12.3% of the issued and outstanding shares of Capital Re.  This number of
   4,499,279 shares does not include 7,280,480 shares of Capital Re common stock beneficially owned by Minnesota Power, Inc.
   through its wholly owned subsidiary, MP Investments, Inc., and 4,984,340 shares of Capital Re common stock beneficially owned by Constellation Energy Group, Inc. through its wholly owned subsidiary, Constellation Investments, Inc., in each case as a result of the execution of a Stockholder Support Agreement, dated June 10, 1999 between ACE and MP Investments, Inc. and
   ACE and Constellation Investments, Inc., respectively.  ACE has also entered into a Stock Option Agreement with Capital Re pursuant to which ACE has an option to purchase up to 3,220,135 shares of Capital Re common stock at a price per share equal to $17.40.  Mr. Frederico disclaims beneficial ownership of the shares of Capital Re common stock beneficially owned by ACE.

(Form 3-07/98)
                                                                  Page 1 of 2

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------


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See footnote 1
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===================================================================================================================================

Explanation of Responses:




     /s/ Dominic J. Frederico                                   10/20/99
---------------------------------------------           -----------------------
       Dominic J. Frederico                                       Date
      **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                Page 2 of 2